Exhibit 99.3

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto to invest US$230 million to expand Pilbara iron ore capacity to 230 Mt/a
24 September 2010
Rio Tinto today announced an investment of US$230 million to implement Dampier Port expansion works that will result in an additional five million tonnes annual capacity (Mt/a), taking total Pilbara annual capacity to 230 Mt/a in Q1 2012. This investment is in addition to US$91 million approved in early 2010 for a first 5Mt/a expansion to 225Mt/a capacity which is currently in implementation.
Rio Tinto chief executive, Iron Ore and Australia, Sam Walsh said: “This investment will demonstrate our ability to bring incremental capacity on line at very low capital cost and without disrupting existing operations or schedules.
“Rio Tinto’s Parker Point facility at Dampier port is our single largest and busiest port operation. We will actively manage this incremental expansion to maintain production and expansion schedules, consistent with our record of orderly and timely delivery of additional iron ore supply.
“These additional tonnes will come from our existing west Pilbara operations at Nammuldi and Brockman 2 (Rio Tinto share 100 per cent), and without any additional investment in the mines.
“This incremental capacity will add substantial value and will position our integrated Pilbara operations well as we finalise plans on how best to move to a 330 Mt/a capacity and beyond.”
The port upgrade, wholly funded by Rio Tinto, will increase the Parker Point facility’s shiploading capacity, with associated increases in rail stock. It is the second stage of Rio Tinto’s 330 Mt/a Growth Programme, which consists of the following:
•	220 Mt/a – current operating capacity

•	225 Mt/a by end of Q1 2011 – Dampier port systems efficiencies (in implementation)

•	230 Mt/a by end of Q1 2012 – Dampier port incremental (now approved to implement)

•	280 Mt/a by end of H2 2013 – Cape Lambert port – 1st 50 Mt/a increment (in feasibility study)

•	330 Mt/a by end of H2 2015 – Cape Lambert port – 2nd 50 Mt/a increment (pre-feasibility study completed)
The expansion is subject to the usual government and other approvals.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

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Website:	www.riotinto.com
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